Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
The table below sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods presented:

	Year Ended December 31,
	2016	2015	2014	2013	2012

Excluding Interest on Deposits:
Fixed Charges (1):
Interest expense (excluding interest on deposits)	$108,601	$83,501	$67,048	$75,020	$52,977
Interest factor in rent expense	5,334	5,631	6,305	6,631	5,821
Total fixed charges	113,935	89,132	73,353	81,651	58,798
Dividends on preferred stock (2)	16,033	16,069	16,312	16,146	2,335
Total fixed charges and preferred dividends	$129,968	$105,201	$89,665	$97,797	$61,133

Earnings:
Income from continuing operations before taxes	$229,500	$207,159	$238,571	$218,040	$115,997
Fixed charges (1)	129,968	105,201	89,665	97,797	61,133
Dividends on preferred stock (2)	(16,033)	(16,069)	(16,312)	(16,146)	(2,335)
Total earnings	$343,435	$296,291	$311,924	$299,691	$174,795

Ratio of earnings to fixed charges, excluding interest on deposits	3.0	3.3	4.3	3.7	3.0

Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	2.6	2.8	3.5	3.1	2.9

Including Interest on Deposits:
Fixed Charges (1):
Interest expense	$267,314	$210,900	$168,960	$176,772	$141,762
Interest factor in rent expense	5,334	5,631	6,305	6,631	5,821
Total fixed charges	272,648	216,531	175,265	183,403	147,583
Dividends on preferred stock (2)	16,033	16,069	16,312	16,146	2,335
Total fixed charges and preferred dividends	$288,681	$232,600	$191,577	$199,549	$149,918

Earnings:
Income from continuing operations before taxes	$229,500	$207,159	$238,571	$218,040	$115,997
Fixed charges (1)	288,681	232,600	191,577	199,549	149,918
Dividends on preferred stock (2)	(16,033)	(16,069)	(16,312)	(16,146)	(2,335)
Total earnings	$502,148	$423,690	$413,836	$401,443	$263,580

Ratio of earnings to fixed charges, including interest on deposits	1.8	2.0	2.4	2.2	1.8

Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	1.7	1.8	2.2	2.0	1.8
(1)     Preferred share dividends paid on private shares are excluded.
(2)    Dividends on preferred stock have been grossed up by the effective tax rate for the period.
The term "fixed charges" means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.
The term "earnings" is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

1